Pine Ridge Uranium Project Continues to Deliver

Excellent Drill Results

Winnipeg, Manitoba, December 15, 2025 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (Nasdaq: LITM) ("Snow Lake"), a nuclear fuel cycle company, announces that it has received the next set of drill results from an additional 45 drill holes (out of a total of 93 holes) that have been completed on the Pine Ridge Uranium Project ("Pine Ridge"), located in the prolific Powder River Basin in Wyoming, a 50/50 joint venture (the "Joint Venture") with Global Uranium and Enrichment Limited ("GUE").

Highlights

  Fourth set of drill results continue to demonstrate the strong development opportunity at the Pine Ridge Uranium Project in the Powder River Basin, Wyoming

  Drilling continues to focus on defining roll front mineralization and has returned excellent results, including:

    2.6m at 0.101% (1,010 ppm) U3O8 from 257.6m in PR25-093 including:

      2.0m at 0.124% (1,240ppm) U3O8 at 257.9m

    2.6m at 0.048% (480 ppm) U3O8 from 260.3m in PR25-080 and:

      1.2m at 0.079% (790 ppm) U3O8 from 292.3m

    4.1m at 0.030% (300 ppm) U3O8 from 337.3m in PR25-067

    0.8m at 0.117% (1,170 ppm) U3O8 from 249.3m in PR25-079

      2.4m at 0.030% (300 ppm) U3O8 from 323.5m in PR25-051 and

      2.0m at 0.047% (470 ppm) U3O8 from 328.7m including:

      0.9m at 0.063% (630 ppm) U3O8 from 329.5m

    1.7m at 0.045% (450 ppm) U3O8 from 333.3m in PR25-062

  Drilling program has just been completed with a total of 114 holes over 38,000m (125,000 ft).  The final set of drill results will be announced shortly.

Snow Lake CEO Remarks

"We continue to receive positive drill results from our Pine Ridge uranium project as we wrap up our drill program for 2025," said Frank Wheatley, CEO of Snow Lake.  "Pine Ridge is a very large project with large unexplored areas, and we have merely scratched the surface of Pine Ridge with this drill program.  Drill results to date give us good reason to continue our work at Pine Ridge as we await the final set of drill results from this program.

We see Pine Ridge as a key asset in developing our U.S. focused capabilities across the front end of the nuclear fuel cycle, directly aligning with the U.S. Administration's policies underpinning the development of a domestic nuclear industry to enhance and ensure U.S. national, economic and energy security," Mr. Wheatley continued.

Figure 1: Drilling at Pine Ridge in the Powder River Basin of Wyoming, U.S.

Drill Program

Recent results from the Pine Ridge drill program further illustrate the continuous nature of the stacked roll fronts noted in previous press releases.  The mineralization is hosted in at least two major sandstone units within the Tertiary Ft. Union Formation in the eastern flank of Pine Ridge.  The units, generally 200m to 300m deep and 335m to 400m deep, appear to be geologically and hydrologically isolated, allowing for future ISR development.

Figure 2:  Current land package showing the new drilling at the Pine Ridge Uranium Project

Drill results in the new area shown in Inset 2 (Figure 2 above) has further supported this geologic interpretation while returning the most significant assay results to data with 2.6m at 0.101% (1,010 ppm) U3O8 from 257.6m including 2.0m at 0.124% (1,240ppm) U3O8 at 257.9m in PR25-093.  The sandstones that host this interval may be the same sandstones that host the mineralization drilled earlier this year on the eastern edge of the project.

Details of drill results and drill collars are set out in Schedule A.

Pine Ridge Uranium Project - Overview

Pine Ridge is an In-Situ Recovery (ISR) uranium exploration project located in the southwestern Powder River Basin of Wyoming, the premier U.S. uranium basin.  The Project is surrounded by existing uranium projects held by UEC and Cameco and is located only ~15km from Cameco's Smith Ranch Mill, which has a licensed capacity of 5.5Mlbs U3O8 p.a.  The Smith Ranch mill is one of the largest uranium production facilities in the U.S.

Qualified Person

Technical information in this news release has been reviewed and approved by Ron Scott PhD, PGeo, who is a Qualified Person as defined by the Securities and Exchange Commission's Regulation S-K 1300.

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd. is a Canadian nuclear fuel cycle and critical minerals company listed on Nasdaq:LITM, with a portfolio of U.S. focused uranium projects, together with interests in next-generation uranium enrichment and small modular reactors.  The Pine Ridge uranium project is an exploration stage project located in Wyoming, United States and the Engo Valley uranium project is an exploration stage project located on the Skeleton Coast of Namibia.  Snow Lake also holds a portfolio of additional exploration stage critical minerals projects located in Manitoba, as well as investments in a number of public companies with critical minerals assets, including rare earths and lithium, in North America.  Learn more at www.snowlakeenergy.com.

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.  We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

For Further Information:

Frank Wheatley	Investor Relations
Chief Executive Officer	ir@snowlakelithium.com
fw@snowlakelithium.com

Schedule A

The recent drill results are shown in Table 1 below and the collar details are shown in Table 2.

Hole ID	From (m)	To (m)	Thickness (m)	Avg U3O8 (%)	U3O8 (ppm)	GxT (m%)
PR25-049	233.9	234.7	0.8	0.041	410	0.03
and	270.8	272.0	1.2	0.032	320	0.04
and	273.6	275.4	1.8	0.033	330	0.06
PR25-051	323.5	326.0	2.4	0.030	300	0.07
and	328.7	330.7	2.0	0.047	470	0.09
including	329.5	330.4	0.9	0.063	630	0.06
PR25-052	288.5	290.2	1.7	0.027	270	0.05
PR25-057	290.5	292.5	2.0	0.046	460	0.09
PR25-058	357.8	358.6	0.8	0.049	490	0.04
PR25-059	347.2	347.9	0.8	0.039	390	0.03
PR25-062	333.3	335.0	1.7	0.045	450	0.08
including	333.6	334.2	0.6	0.057	570	0.03
PR25-063	286.5	288.0	1.5	0.036	360	0.05
PR25-066	276.5	278.6	2.1	0.034	340	0.07
PR25-067	337.3	341.4	4.1	0.030	300	0.12
PR25-069	330.7	331.3	0.6	0.061	610	0.04
PR25-073	333.3	334.8	1.5	0.039	390	0.06
and	347.0	348.4	1.4	0.046	460	0.06
PR25-075	333.8	334.7	0.9	0.038	380	0.03
and	340.5	341.8	1.4	0.035	350	0.05
and	342.3	343.4	1.1	0.029	290	0.03
PR25-076	276.1	277.5	1.4	0.026	260	0.04
PR25-078	297.3	299.2	1.8	0.027	270	0.05
PR25-079	249.3	250.1	0.8	0.117	1170	0.09
PR25-080	9.4	10.5	1.1	0.036	360	0.04
and	260.3	262.9	2.6	0.048	480	0.12
including	260.6	261.7	1.1	0.071	710	0.08
and	292.3	293.5	1.2	0.079	790	0.10
including	292.5	293.4	0.9	0.094	940	0.09
PR25-087	247.8	249.5	1.7	0.027	270	0.05
PR25-088	239.7	241.7	2.0	0.042	420	0.08
and	244.0	244.9	0.9	0.041	410	0.04
PR25-092	239.1	240.3	1.2	0.049	490	0.06
including	239.4	240.0	0.6	0.064	640	0.04
PR25-093	257.6	260.1	2.6	0.101	1010	0.26
including	257.9	259.8	2.0	0.124	1240	0.25
and	271.0	272.2	1.2	0.029	290	0.04

Table 1: Uranium intercepts from the recently completed holes.  Minimum reported thicknesses are >0.3m and grade 0.02% U3O8.   "Including" intervals are compiled at a cutoff of 0.05% U3O8

HoleID	Easting (83_13)	Northing (83_13)	Elev. (m)	Azi. (top of hole)	Dip (top of hole)	TD (m)
PR25-049	436890	4782434	1646	0	-90	360
PR25-050	436907	4782251	1640	0	-90	360
PR25-051	436749	4782471	1660	0	-90	354
PR25-052	436745	4782317	1658	0	-90	354
PR25-053	436669	4782165	1651	0	-90	384
PR25-054	436755	4782099	1660	0	-90	341
PR25-055	437042	4782434	1626	0	-90	341
PR25-056	436890	4782586	1636	0	-90	354
PR25-057	436746	4782773	1637	0	-90	329
PR25-058	436670	4782925	1642	0	-90	372
PR25-059	436824	4783304	1619	0	-90	354
PR25-060	436518	4782773	1649	0	-90	372
PR25-061	436723	4782550	1656	0	-90	341
PR25-062	436635	4782395	1657	0	-90	354
PR25-063	436755	4782251	1657	0	-90	354
PR25-064	436605	4782092	1649	0	-90	372
PR25-065	436907	4782099	1646	0	-90	347
PR25-066	437574	4784016	1629	0	-90	366
PR25-067	437488	4784318	1645	0	-90	390
PR25-068	437478	4784508	1657	0	-90	396
PR25-069	437297	4784021	1650	0	-90	366
PR25-070	437059	4783713	1631	0	-90	372
PR25-071	436896	4783713	1624	0	-90	256
PR25-072	437197	4783558	1625	0	-90	323
PR25-073	437004	4783568	1622	0	-90	366
PR25-074	436977	4783304	1618	0	-90	360
PR25-075	436856	4783195	1619	0	-90	360
PR25-076	437083	4783199	1613	0	-90	305
PR25-077	436716	4782925	1637	0	-90	372
PR25-078	436708	4782773	1639	0	-90	329
PR25-079	436579	4782773	1646	0	-90	372
PR25-080	436716	4782302	1659	0	-90	341
PR25-081	436875	4782434	1648	0	-90	341
PR25-082	434389	4779479	1634	0	-90	189
PR25-083	434631	4779536	1625	0	-90	189
PR25-084	434709	4779416	1626	0	-90	189
PR25-085	433730	4779012	1640	0	-90	171
PR25-086	430669	4779788	1674	0	-90	274
PR25-087	430822	4779670	1670	0	-90	280
PR25-088	430793	4779538	1669	0	-90	268
PR25-089	430775	4779315	1671	0	-90	274
PR25-090	431076	4779425	1668	0	-90	274
PR25-091	430608	4779029	1680	0	-90	268
PR25-092	430606	4778886	1685	0	-90	274
PR25-093	430661	4778789	1694	0	-90	287

Table 2:  Drill collar details for drillholes

436000mE
438000mE
N
2025 Completed Drill Hole
(Current Release)
2025 Completed Drill Hole
(Previous Release)
Historic Drill Hole
Redox Boundaries
1435m
1375m
1315m
PR25-069
0.6m @ 610ppm U_3O_8 from 330.7m
PR25-073
1.5m @ 390ppm U_3O_8 from 333.3m
and 1.4m @ 460ppm U_3O_8 from 347.0m
PR25-071
PR25-024
1.1m @ 500ppm U_3O_8 from 318.1m
and 1.8m @ 490ppm U_3O_8 from 330.6m
incl. 0.9m @ 650ppm U_3O_8 from 331.0m
PR25-070
PR25-059
0.8m @ 390ppm U_3O_8 from 347.2m
PR25-075
0.9m @ 380ppm U_3O_8 from 333.8m
and 1.4m @ 350ppm U_3O_8 from 340.5m
and 1.1m @ 290ppm U_3O_8 from 342.3m
PR25-058
0.8m @ 490ppm U_3O_8 from 357.8m
PR25-031
3.5m @ 540ppm U_3O_8 from 321.3m
incl. 1.1m @ 780ppm U_3O_8 from 321.4m
incl. 0.6m @ 550ppm U_3O_8 from 323.5m
PR25-079
0.8m @ 1170ppm U_3O_8 from 249.3m
PR25-060
PR25-045
3.8m @ 350ppm U_3O_8 from 220.2m
PR25-077
PR25-062
1.7m @ 450ppm U_3O_8 from 333.3m
incl. 0.6m @ 570ppm U_3O_8 from 333.6m
PR25-046
1.4m @ 280ppm U_3O_8 from 221.4m
and 1.5m @ 430ppm U_3O_8 from 267.8m
PR25-080
1.1m @ 360ppm U_3O_8 from 9.4m
and 2.6m @ 480ppm U_3O_8 from 260.3m
incl. 1.1m @ 710ppm U_3O_8 from 260.6m
and 1.2m @ 790ppm U_3O_8 from 292.3m
incl. 0.9m @ 940ppm U_3O_8 from 292.5m
PR25-064
PR25-053
PR25-054
4784000mN
4782000mN
500m
0.5 Mile
A
A'
PR25-068
PR25-070
PR25-072
PR25-067
4.1m @ 300ppm U_3O_8 from 337.3m
PR25-040
1.1m @ 250ppm U_3O_8 from 296.1m
and 0.3m @ 320ppm U_3O_8 from 301.1m
and 1.7m @ 520ppm U_3O_8 from 307.2m
incl. 0.9m @ 680ppm U_3O_8 from 307.4m
PR25-066
2.1m @ 340ppm U_3O_8 from 276.5m
PR25-048
1.7m @ 430ppm U_3O_8 from 260.1m
incl. 0.6m @ 570ppm U_3O_8 from 260.6m
PR25-076
1.4m @ 260ppm U_3O_8 from 276.1m
PR25-033
1.2m @ 350ppm U_3O_8 from 267.0m
and 2.1m @ 480ppm U_3O_8 from 276.1m
incl. 0.6m @ 540ppm U_3O_8 from 277.4m
PR25-041
1.8m @ 550ppm U_3O_8 from 258.3m
incl. 0.3m @ 680ppm U_3O_8 from 258.5m
incl. 0.8m @ 700ppm U_3O_8 from 258.9m
and 1.4m @ 250ppm U_3O_8 from 267.5m
PR25-078
1.8m @ 270ppm U_3O_8 from 297.3m
PR25-057
2.0m @ 460ppm U_3O_8 from 290.5m
PR25-061
PR25-056
PR25-049
0.8m @ 410ppm U_3O_8 from 233.9m
and 1.2m @ 320ppm U_3O_8 from 270.8m
and 1.8m @ 330ppm U_3O_8 from 273.6m
PR25-055
PR25-081
PR25-050
PR25-065
PR25-051
2.4m @ 300ppm U_3O_8 from 323.5m
and 2.0m @ 470ppm U_3O_8 from 328.7m
incl. 0.9m @ 630ppm U_3O_8 from 229.5m
PR25-052
1.7m @ 270ppm U_3O_8 from 288.5m
PR25-063
1.5m @ 360ppm U_3O_8 from 286.5m
Global Uranium and Enrichment

Figure 3: Inset map 1 showing the locations and results of the most recent holes drilled at the Pine Ridge Project.  Intervals reported at a cutoff Intervals reported at a cutoff of 200 ppm and a thickness of >0.3m

N
430500mE
431000mE
B'
B
2025 Completed Drill Hole
(Current Release)
Historic Drill Hole
Redox Boundaries
1450m
1435m
4780000mN
4779500mN
4779000mN
4778500mN
PR25-086
PR25-087
1.7m @ 270ppm U_3O_8 from 247.8m
PR25-088
2.0m @ 420ppm U_3O_8 from 239.7m
and 0.9m @ 410ppm U_3O_8 from 244.0m
PR25-089
PR25-090
PR25-091
PR25-092
1.2m @ 490ppm U_3O_8 from 239.1m
incl. 0.6m @ 640ppm U_3O_8 from 239.4m
PR25-093
2.6m @ 1010ppm U_3O_8 from 257.6m
incl. 2.0m @ 1240ppm U_3O_8 from 257.9m
and 1.2m @ 290ppm U_3O_8 from 271.0m
250m
0.25 Mile
Global Uranium and Enrichment

Figure 4: Inset map 2 showing the locations and results of the most recent holes drilled at the Pine Ridge Project.  Intervals reported at a cutoff Intervals reported at a cutoff of 200 ppm and a thickness of >0.3m

Figure 5: Cross section, looking west, from A to A'.  Significant results from the newly-reported drilling are highlighted while previously-reported holes are coloured gray.

Figure 6: Cross section, looking west, from B to B'.  Significant results from the newly-reported drilling are highlighted.

Figure 7: Pine Ridge Uranium Project and Adjacent Properties.